Exhibit 4.1

DESCRIPTION OF SECURITIES

The following summary of certain provisions of the securities of Cvent Holding Corp. (“Cvent,” “we,” “our” and “us”) does not purport to be complete and is subject to the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and bylaws (the “Bylaws”) of Cvent filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and the provisions of applicable law, including the Delaware General Corporation Law (the “DGCL”).

Authorized Capitalization

General

Cvent’s authorized capital stock consists of 1,500,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Preferred Stock”). The following description of capital stock is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation, Bylaws and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors of Cvent (the “Board”) may determine from time to time.

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Common Stock shall have no cumulative voting rights.

Preemptive Rights

The Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of Cvent’s securities.

Conversion or Redemption Rights

The Common Stock is neither convertible nor redeemable.

Liquidation Rights

Upon Cvent’s liquidation, the holders of Common Stock are entitled to receive pro rata Cvent’s assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

Preferred Stock

The Board may, without further action by its stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of liquidation before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Cvent’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock and the market value of the Common Stock.

ANTI-TAKEOVER EFFECTS OF THE CERTIFICATE OF INCORPORATION AND THE BYLAWS

The Certificate of Incorporation, Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Cvent by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

These provisions include:

Classified Board

The Certificate of Incorporation provides that the Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of the Board will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. The Certificate of Incorporation also provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances and subject to the Investor Rights Agreement, dated as of December 8, 2021, filed as Exhibit 10.4 to our Annual Report on Form 10-K (the “Investor Rights Agreement”), the number of directors will be fixed exclusively pursuant to a resolution adopted by the Board.

Stockholder Action by Written Consent

The Certificate of Incorporation precludes stockholder action by written consent.

Special Meetings of Stockholders

The Certificate of Incorporation and Bylaws provide that, except as required by law, special meetings of the Cvent stockholders may be called at any time only by or at the direction of the Board or the chairman of the Board. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Cvent.

Advance Notice Procedures

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Cvent Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Cvent.

Removal of Directors; Vacancies

The Certificate of Incorporation provides that, subject to the Investor Rights Agreement, directors may only be removed for cause, and only by the affirmative vote of holders of at least a majority in voting power of all the then-outstanding shares of stock of Cvent entitled to vote thereon, voting together as a single class. In addition, the Certificate of Incorporation provides that, subject to the rights granted to one or more series of Preferred Stock then outstanding, any newly created directorship on the Board that results from an increase in the number of directors and any vacancies on the Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director.

The combination of the classification of the Board and the lack of cumulative voting will make it more difficult for our existing stockholders to replace the Cvent Board as well as for another party to obtain control of us by replacing the Board. Because the Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued Cvent Common Stock or Preferred Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Cvent by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Cvent’s management and possibly deprive Cvent’s stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Business Combinations

The Certificate of Incorporation and the Bylaws provide that Cvent is not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

Cvent has opted out of Section 203 of the DGCL in the Certificate of Incorporation.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the DGCL, with certain exceptions, Cvent’s stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

STOCKHOLDERS’ DERIVATIVE ACTIONS

Under the DGCL, any of Cvent’s stockholders may bring an action in Cvent’s name to procure a judgment in Cvent’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Cvent’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

The Certificate of Incorporation and Bylaws provide that, subject to the terms of the Investor Rights Agreement, each may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

EXCLUSIVE FORUM

The Certificate of Incorporation provides that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on Cvent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Cvent’s directors, officers or other employees to Cvent or Cvent’s stockholders, (3) any action asserting a claim against Cvent or any director or officer of Cvent arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (4) any other action asserting a claim against Cvent or any director or officer of Cvent that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts have exclusive jurisdiction. Unless Cvent consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Cvent’s capital stock will be deemed to have notice of and to have consented to the provisions of Cvent’s certificate of incorporation described above; provided, however, that stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder. These provisions may have the effect of discouraging lawsuits against Cvent or its directors and officers. Additionally, the forum selection clause in Cvent’s certificate of incorporation may limit its stockholders’ ability to bring a claim in a forum that they find favorable for disputes with it or its directors, officers, employees, or agents, which may discourage such lawsuits against it and its directors, officers, employees, and agents even though an action, if successful, might benefit stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Cvent than its stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and the Bylaws provide that the federal district courts of the United States of America will, unless consented to in writing and to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

CONFLICTS OF INTEREST

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that Cvent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of its officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are Cvent or its subsidiaries’ employees. Cvent’s certificate of incorporation provides that, to the fullest extent permitted by law, no director who is not employed by Cvent (including any non-employee director who serves as one of Cvent’s officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which Cvent or its affiliates now engage or propose to engage or (2) otherwise competing with Cvent or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for Cvent or its affiliates, such person has no duty to communicate or offer such transaction or business opportunity to Cvent or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Cvent. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for Cvent unless it would be permitted to undertake the opportunity under the Certificate of Incorporation, it has sufficient financial resources to undertake the opportunity, and the opportunity would be in line with its business.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of Cvent and its stockholders, through stockholders’ derivative suits on its behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that Cvent must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. Cvent also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Cvent’s directors, officers and certain employees for some liabilities.

The limitation of liability, indemnification and advancement provisions that are included in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Cvent or its stockholders. In addition, your investment may be adversely affected to the extent Cvent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Cvent’s directors, officers or employees for which indemnification is sought.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Cvent Common Stock is Continental. The transfer agent’s address is 1 State Street 30th Floor, New York, New York 10004 and its phone number is 212-845-3287.

LISTING

The Common Stock is listed on Nasdaq under the symbol “CVT.”